UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) Akorn, Inc. (Name of Issuer) Common Stock, No Par Value (Title of Class of Securities) 009728106 (CUSIP Number)

December 31, 2008 (Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 009728106

1           NAME OF REPORTING PERSON:

                         Arun K. Puri Living Trust

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /_/
         (b) /_/

3            SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5	SOLE VOTING POWER	1,760,000
6	SHARED VOTING POWER	0
7	SOLE DISPOSITIVE POWER	1,760,000
8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,760,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.0%
12	TYPE OF REPORTING PERSON
00 (Trust)

CUSIP No. – 009728106

1                NAME OF REPORTING PERSON:

                                                    Arun K. Puri

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) /_/
          (b) /_/

3                 SEC USE ONLY

4                CITIZENSHIP OR PLACE OF ORGANIZATION:

                                                United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5	SOLE VOTING POWER	1,760,000
6	SHARED VOTING POWER	0
7	SOLE DISPOSITIVE POWER	1,760,000
8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,760,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	2.0%
12	TYPE OF REPORTING PERSON
	IN

Item 1.

          (a) Name of Issuer: Akorn, Inc.

          (b) Address of Issuer’s Principal Executive Office:

                                 2500 Millbrook Drive
                                 Buffalo Grove, IL 60089

Item 2.

         (a) Name of Person Filing: This Amendment No. 2 to Schedule 13G is being filed on behalf of the following persons (“Reporting Persons”)*:

                    (i) Arun K. Puri Living Trust
                    (ii) Arun K. Puri

                   * Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 2 to Schedule 13G is being filed on behalf of each of them.

         (b) Address of Principal Business Office or, if none, Residence:

                              9100 S. Dadeland Blvd.
                              Suite 1011
                              Miami, FL 33156

       (c) Citizenship: See Item 4 of the attached cover pages.

       (d) Title of the Class of Securities: Common Stock, no par value

       (e) CUSIP number: 009728106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e) [ ] An investment adviser in accordance with § 240.13d - 1(b)(1)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d -1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with § 240.13d -1(b)(1)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                 (j) [ ] A non-U.S. institution in accordance with § 240.13d -1(b)(1)(ii)(J);

                 (k) [ ] Group, in accordance with § 240.13d -1(b)(1)(ii)(K).

Item 4. Ownership
a.	Amount beneficially owned:		1,760,000
b.	Percent of class		2.0%
c.	Number of shares as to which such person has:
	i.	Sole power to vote or to direct the vote:		1,760,000
	ii.	Shared power to vote or to direct the vote:		0
	iii.	Sole power to dispose or to direct the disposition of:		1,760,000
	iv.	Shared power to dispose or to direct the disposition of:		0

     Arun K. Puri Living Trust owns the shares of Common Stock reported herein. Arun K. Puri may also be deemed to beneficially own such shares of Common Stock as a result of being the sole trustee of the Arun K. Puri Living Trust.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report that fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N/A

Item 8. Identification and Classification of Members of the Group

     N/A

Item 9. Notice of Dissolution of Group

     N/A

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Arun K. Puri Living Trust

/s/ Arun K. Puri	By:____/s/ Arun K. Puri__________
Arun K. Puri	Name:	Arun K. Puri
Date: February 4, 2009	Title:	Trustee
	Date:	February 4, 2009

EXHIBIT A

The undersigned, Arun K. Puri Living Trust and Arun K. Puri, hereby agree and acknowledge that the information required by this Amendment No. 2 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: February 4, 2009

                                                                                           Arun K. Puri Living Trust

 ____/s/ Arun K. Puri__________________                  By:_____/s/ Arun K. Puri________________
        Arun K. Puri                                                                Arun K. Puri, Trustee